March 17, 2014

To:	Barbara C. Jacobs, Assistant Director
Or Jeff Kauten, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re:	ISMO Tech Solutions, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 11, 2014
File No.: 333-193328

Dear Ms. Jacobs:

In consideration of the telephonic conversation between the Commission and ISMO Tech Solutions, Inc., a Nevada corporation (the “Registrant”), occurring on or about March 14, 2014, pertaining to the Registrant’s Registration Statement on Form S-1 (the “Filing”) as filed with the Commission on February 28, 2014, the Registrant submits a pre-effective amendment to the Filing for the sole purpose of filing a complete and accurate Report of Independent Registered Public Accounting Firm.

If any further questions or comments should arise, feel free to contact Enrique Navas at tel: (888) 766-4660.  Alternatively, you may contact Bauman & Associates Law Firm, U.S. counsel for the Registrant, at tel: (702) 533-8372.

Sincerely,

/s/ Enrique Navas

Enrique Navas

President

Casa 11 – Princesa de Gales

Calle Oxford, Las Cumbres

Panama, Republic de Panama